

Mail Stop 3010

April 19, 2010

Via U.S. Mail and Facsimile 702.363.6262

Mr. Ayaz Kassam
Chief Executive Officer and Principal Financial Officer
Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV 89110

> **Re:** **Superlattice Power, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 8, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed April 19, 2010**
> **File No. 0-50693**

Dear Mr. Kassam:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant